Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

Quick Facts



Principal executive office will be in FL, with centers of operation in CA, OH, MO, UT and India

2020E Revenue

$115M

2020E EBITDA Margin

12%

2021E Revenue

$194M

2021E EBITDA Margin

12%

2020-2022E Revenue CAGR

74%

US Healthcare Venues Served by Domestic Telehealth

1,800+

State Rx Licenses

50

UpHealth

Company Overview

UpHealth's vision is to power the future of digital healthcare by creating a single, integrated provider of best-in-class technologies and services essential to personalized, affordable and effective care globally. Its mission is to transform care delivery and enable healthier communities through a simplified digital front door that connects evidence-based care, coordinated workflows and health services.

UpHealth will offer patient-centric digital health technologies and tech-enabled services to manage health and integrate care across four capabilities at the center of population health management and telehealth. Together, its integrated value streams will empower health systems, health plans, employers and government ministries to improve outcomes, quality, access and cost of healthcare as well as address critical unmet needs of patients, providers, payors and pharma stakeholders.

UpHealth has entered into a series of transactions across four carefully selected competencies that will create a single, integrated provider of best-in-class technologies and services, enabling stakeholders to "practice" digital health: (i) Global Telehealth; (ii) Digital Pharmacy; (iii) Integrated Care Management; and (iv) Behavioral Health. Some of these transactions have been completed and others are still pending.

THRASYS | CLOUDBREAK | GLOCAL | MEDQUEST | BHS

Multifaceted integrated approach to processes, services and technologies


Integrated Care Management
Global Telehealth
Digital Pharmacy
Behavioral Health

Investment Highlights

- **Integrated Global Platform Addressing Massive Markets and Critical Needs.** Comprehensive care hub serving four high growth digital health markets across the continuum of care
- **Significant Contracted Growth Across US and International Markets.** Substantial existing & signed agreement drive topline revenue growth, a 74% CAGR to 2022E
- **Bookings Provide Exceptional Visibility into Future Growth.** Contracted services represent 69% of forecasted 2021E revenue growth
- **Substantial Opportunities to Drive Additional Organic & Synergistic Value.** UpHealth will have expansive reach across 1,800 health care venues spanning the U.S via its domestic telehealth offerings, whose relationships can be further expanded
- **Executive Team with Demonstrated Operational, Financial and Technical Expertise.** Our leaders have decades of experience founding, building and successfully scaling private and public companies

Statements regarding UpHealth assume the pro forma business combination of UpHealth, MedQuest, TTC Healthcare, Glocal and Cloudbreak. Financial information presented is unaudited, includes non-GAAP financial measures and reflects the pro-forma combination of the individual business entities.

For Evaluation and Discussion Purposes Only. Copying and Further Distribution Prohibited.

Market Overview

The $8 trillion-dollar global healthcare market is broken, fragmented and in great need of change. Spending in the United States alone is expected to reach $4 trillion in 2020, representing 18% of GDP, despite this the US trailing most other OECD nations in key health outcomes including life expectancy, infant mortality, and unmanaged diabetes.

The long-standing macro factors that are driving the landscape today and straining the current healthcare system include an increasingly aging population, growing prevalence of chronic illnesses, unsustainable and escalating costs, and inequitable access to care. While these are not novel challenges, they are accelerating rapidly and exacerbating fundamental flaws in an inefficient healthcare system ill-equipped to provide the necessary services for all its constituents.

There is heightened demand for technology solutions that can improve care delivery and management of population health, eventually leading to the "practice" of digital health. These advancements lead to a convergence of people, information, technology, and connectivity to improve health care and health outcomes. UpHealth will reshape healthcare delivery as an indispensable partner to consumers/patients, providers and payors as they evolve to the practice of digital health.

Meeting Patients Anywhere
Enabling a critical shift in care setting from the clinic office to the home

Delivering Integrated Care
Enabling providers to more effectively manage patients according to their individual risk profile

Reducing the Cost of Care
Reducing cost through improved coordination of care and evidence-based clinical decisions

Improving Access to Care
Bridging local and digital care delivery to reach proximate, remote and dispersed populations

Addressing Impact of COVID-19
Delivering care to patients in need and enabling remote access to providers

Platform Overview

UpHealth will be organized across four strategic capabilities which enable personalized evidence-based clinical decisions that result in manageable costs, better outcomes, dramatically improved care experience and a reduction in the huge disparities in access to healthcare that exist today:

- **Global Telehealth.** Global Telehealth will be powered by two divisions – domestic and international. Domestically, we will combine with Cloudbreak, a leading unified telemedicine platform with one of the largest installed user bases in the nation, performing more than 100,000 encounters per month on over 14,000 video endpoints at over 1,800 healthcare venues across the US. Internationally, we own over 43% of Glocal and will acquire the remainder at a later date. Glocal delivers comprehensive primary care and specialty consultations via its digital dispensaries, hospitals and mobile apps to government ministries across India, Southwest Asia and Africa.

- **Integrated Care Management.** Integrated Care Management is powered by Thrasys' Syntranet, a leading extensible architecture that integrates and organizes information, provides advanced population-based analytics and predictive models, and automates workflows across health plans, health systems, government agencies and community organizations. It combines advanced analytics with predictive models and workflow applications to both connect and inform community and clinical teams in their efforts to manage the health of chronic and complex populations.

- **Digital Pharmacy.** Digital Pharmacy will be powered by MedQuest, a leading full-service manufactured and compounding pharmacy licensed in all 50 states that pre-packages and ships medications direct to patients. It serves an established network of 13,000 providers as a retail or behind the scenes fulfillment center, while also offering lab services and testing, nutraceuticals, nutritional supplements, education for medical practitioners, and training for organizations and associations.

- **Tech-enabled Behavioral Health.** Behavioral Health will be powered by TTC Healthcare and Behavioral Health Services, which together provide evidence-based and tech-enabled behavioral health and substance abuse services via onsite care delivery and telehealth. The segment's physician-led clinical model has a proven and successful approach to networking with a growing panel of providers, which is critically important in the largely underserved and understaffed field of mental health.

End Markets Served

Empowering providers, health systems, health plans and government payors to ***improve outcomes, quality, access and cost of healthcare***

Health Systems / Medical Groups	Health Plans	Government Ministries	Employer Health	Education

Statements regarding UpHealth assume the pro forma business combination of UpHealth, MedQuest, TTC Healthcare, Glocal and Cloudbreak. Financial information presented is unaudited, includes non-GAAP financial measures and reflects the pro-forma combination of the individual business entities.
For Evaluation and Discussion Purposes Only. Copying and Further Distribution Prohibited.

Operations



UpHealth's principal executive offices will be located in Delray Beach, Florida. The companies also have centers of operation in San Francisco, CA, Los Angeles, CA, Columbus, OH, St. Louis, MO, North Salt Lake, UT, and West Bengal, India.

Regional National

International

Current Operations / Agreements

Contracts Under Discussion

Al Gatmaitan — *Co-Chief Executive Officer & President*

Ramesh Balakrishnan — *Co-Chief Executive Officer*

- **Martin Beck** — *Chief Financial Officer*
- **Mariya Pylypiv, PhD** — *Vice Chairwoman & Chief Strategy Officer*
- **Jamey Edwards** — *Chief Operating Officer*
- **Syed Sabahat Azim, MD** — *Chief Executive Officer, International*
- **Jeffery Bray** — *Chief of Legislative & Regulatory Affairs*
- **Bobby Kathuria, MD** — *Acting Chief Medical Officer*
- **Nashina Asaria** — *Chief Product & Marketing Officer*
- **Azfar Malik, MD** — *President, Behavioral Health*

The leadership team will be comprised of industry experts and innovators with extensive healthcare, technology, and organizational knowledge. The team has decades of experience founding, building and successfully scaling private and public companies. The Board of Directors will be co-chaired by UpHealth founder, Dr. Chirinjeev Kathuria, and GigCapital Global Executive Chairman and Founding Managing Partner, Dr. Avi Katz.

Growth Strategy

In addition to executing on the organic growth initiatives, there are numerous synergistic opportunities as well as de novo product launches planned near-term. Below are the levers through which UpHealth will accelerate growth of the platform:

- ***Implement Executed/Signed Contracts.*** UpHealth's Global Telehealth and Integrated Care Management lines won meaningful contracts in 2020 that are expected to drive substantial new revenue in 2021 and beyond. Internationally, Global Telehealth won contracts in Mali, Congo, Tanzania, Ghana, Ivory Coast, Tanzania and Madhya Pradesh (India). Domestically, recent wins at Yale New Haven Health, UCSF, and UCLA expand the platform's reach across US health systems. Integrated Care Management signed several multi-year contracts with sticky recurring revenue and annual renewals kicking off in 2021.
- ***Drive New Bookings.*** Global Telehealth and Integrated Care Management are involved in late-stage negotiations with health systems and government ministries to expand both domestically and internationally. UpHealth will continue to pursue these opportunities and leverage the strength and breadth of its combined platform to drive continued bookings growth. UpHealth expects to meaningfully increase its investment in go-to-market functions to capitalize on both synergies across the platform as well as take advantage of the adoption of telehealth and its associated benefits for healthcare organizations.
- ***Cross-sell and Up-sell Existing Clients.*** UpHealth will provide a suite of products across the continuum of care for any entity managing complex patient populations, offering a unique, multifaceted and integrated approach to processes, services and technologies that create a number of upsell and cross-sell synergies. For example, UpHealth's Integrated Care Management, Behavioral Health and Digital Pharmacy capabilities will have the opportunity to leverage the 1,800+ US healthcare venues that are currently utilizing the Company's domestic telehealth services.
- ***Product, Service and Partner Expansion.*** In 2021, UpHealth's full-service compounding and retail Digital Pharmacy plans to expand its offerings, as well as continue to convert its robust pipeline of potential medical group partners. Additionally, UpHealth's tech-enabled Behavioral Health capability plans to rollout Intensive Outpatient (IOP) services nationally. Each of these initiatives are expected to provide meaningful revenue opportunities.

Statements regarding UpHealth assume the pro forma business combination of UpHealth, MedQuest, TTC Healthcare, Glocal and Cloudbreak. Financial information presented is unaudited, includes non-GAAP financial measures and reflects the pro-forma combination of the individual business entities.

For Evaluation and Discussion Purposes Only. Copying and Further Distribution Prohibited.

Disclaimer
This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination among UpHealth Holdings, Inc. (“UpHealth”), Cloudbreak Health, LLC (“Cloudbreak” and, together with UpHealth, each a “Company” and collectively, the “Companies”) and GigCapital2 Inc. (“GigCapital2”) and related transactions (the “Proposed Business Combination”) and for no other purpose.
No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will GigCapital2, UpHealth, Cloudbreak or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of GigCapital2, UpHealth or Cloudbreak has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of UpHealth, Cloudbreak or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of UpHealth and Cloudbreak and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.
Forward Looking Statements
Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as
“believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of UpHealth’s, Cloudbreak’s and GigCapital2’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of UpHealth, Cloudbreak and GigCapital2. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of GigCapital2, UpHealth or Cloudbreak is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to UpHealth and Cloudbreak; risks related to the rollout of each of UpHealth’s and Cloudbreak’s business and the timing of expected business milestones; the effects of competition on each of UpHealth’s and Cloudbreak’s future business; the amount of redemption requests made by GigCapital2’s stockholders; the ability of GigCapital2 or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in GigCapital2’s final prospectus dated June 7, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of GigCapital2 filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of GigCapital2, UpHealth or Cloudbreak presently know or that GigCapital2, UpHealth or Cloudbreak currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GigCapital2’s,UpHealth’s and Cloudbreak’s expectations, plans or forecasts of future events and views as of the date of this Presentation. GigCapital2, UpHealth and Cloudbreak anticipate that subsequent events and developments will cause GigCapital2’s, UpHealth’s and Cloudbreak’s assessments to change. However, while GigCapital2, UpHealth and Cloudbreak may elect to update these forward-looking statements at some point in the future, GigCapital2, UpHealth and Cloudbreak specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GigCapital2’s, UpHealth’s and Cloudbreak’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of UpHealth, Cloudbreak and GigCapital2 management. UpHealth, Cloudbreak and GigCapital2 obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. UpHealth, Cloudbreak and GigCapital2 believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which UpHealth, Cloudbreak or GigCapital2 obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.
Use of Projections
This Presentation contains projected financial information with respect to UpHealth and Cloudbreak. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Statements regarding UpHealth assume the pro forma business combination of UpHealth, MedQuest, TTC Healthcare, Glocal and Cloudbreak. Financial information presented is unaudited, includes non-GAAP financial measures and reflects the pro-forma combination of the individual business entities.

For Evaluation and Discussion Purposes Only. Copying and Further Distribution Prohibited.

Disclaimer (cont.)
Important Information And Where To Find It
In connection with the Proposed Business Combination, GigCapital2 intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of GigCapital2’s common stock in connection with GigCapital2’s solicitation of proxies for the vote by GigCapital2’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to each of UpHealth’s and Cloudbreak’s stockholders in connection with the Proposed Business Combination. After the Registration Statement has been declared effective, GigCapital2 will mail a definitive proxy statement/prospectus, when available, to its stockholders and UpHealth’s and Cloudbreak’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about GigCapital2, UpHealth, Cloudbreak and the Proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by GigCapital2 through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: GigCapital2, Inc., 1731 Embarcadero Road, Suite 200, Palo Alto, CA 94303.
No Offer Or Solicitation
This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among UpHealth, Cloudbreak and GigCapital2 or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.
Participants In The Solicitation
GigCapital2, UpHealth and Cloudbreak and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of GigCapital2 in its Annual Report on Form 10-K, filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.
Financial Information; Non-GAAP Financial Measures
The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by GigCapital2 with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization (“EBITDA”), have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). GigCapital2, UpHealth and Cloudbreak believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to UpHealth’s and Cloudbreak’s financial condition and results of operations, respectively. Each of UpHealth’s and Cloudbreak’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. GigCapital2, UpHealth and Cloudbreak believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing each of UpHealth’s and Cloudbreak’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Each of UpHealth and Cloudbreak is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in UpHealth’s and Cloudbreak’s financial statements, respectively. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review each of UpHealth’s and Cloudbreak’s audited financial statements, which will be included in the Registration Statement.
Trademarks And Intellectual Property
All trademarks, service marks, and trade names of UpHealth, Cloudbreak or GigCapital2 or their respective affiliates used herein are trademarks, service marks, or registered trade names of UpHealth, Cloudbreak or GigCapital2, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with UpHealth, Cloudbreak or GigCapital2, or an endorsement or sponsorship by or of UpHealth, Cloudbreak or GigCapital2. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that UpHealth, Cloudbreak or GigCapital2 will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.
Statements regarding UpHealth assume the pro forma business combination of UpHealth, MedQuest, TTC Healthcare, Glocal and Cloudbreak. Financial information presented is unaudited, includes non-GAAP financial measures and reflects the pro-forma combination of the individual business entities.
For Evaluation and Discussion Purposes Only. Copying and Further Distribution Prohibited.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.